File No. 70-8725


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 Amendment No. 4
                                       to
                                    FORM U-1

                           APPLICATION OR DECLARATION

                                      under

                 The Public Utility Holding Company Act of 1935

                              THE SOUTHERN COMPANY
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

                 (Name of top registered holding company parent
                         of each applicant or declarant)

                            Tommy Chisholm, Secretary
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

                   (Names and addresses of agents for service)

        The Commission is requested to mail signed copies of all orders, notices and communications to:


      W. L. Westbrook                    Thomas G. Boren, President
 Financial Vice President           Southern Electric International, Inc.
   The Southern Company                      900 Ashwood Parkway
270 Peachtree Street, N.W.                        Suite 500
  Atlanta, Georgia 30303                   Atlanta, Georgia  30338

                             John D. McLanahan, Esq.
                              Troutman Sanders LLP
                           600 Peachtree Street, N.E.
                                   Suite 5200
                           Atlanta, Georgia 30308-2216






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                              INFORMATION REQUIRED

         The Application or Declaration filed in this proceeding, as amended by Amendment Nos. 1, 2 and 3, is hereby amended and restated in its entirety to update financial information and other developments since the date of filing of the Application or Declaration and to address other questions raised by the Division of Investment Management. As so amended and restated, the Application or Declaration reads as follows:

Item 1.   Description of Proposed Transaction.
         1.1 Background. The Southern Company ("Southern") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Since 1987, Southern's wholly-owned subsidiary, Southern Electric International, Inc. ("Southern Electric"), has engaged in preliminary development activities related to potential investments by Southern in "qualifying facilities" ("QFs"), as defined under the Public Utility Regulatory Policies Act of 1978, as amended, "exempt wholesale generators" ("EWGs") and "foreign utility companies" ("FUCOs"), as defined in Sections 32 and 33 of the Act, respectively, and other non-exempt power projects which constitute a part of Southern's integrated electric utility system; and in providing project management, operations and maintenance, construction, fuel management and other similar


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kinds of services to associate project companies and to non-
associates.1
         Southern is currently authorized under the terms of four separate orders (the "Financing Orders") to finance the operations of its subsidiaries by issuing and selling additional authorized shares of its common stock, par value $5 per share, by issuing guaranties of the securities of certain subsidiaries, and by issuing notes evidencing short-term and term loan borrowings and/or commercial paper. Southern's authorization under the Financing Orders may be summarized as follows:
         o   File No. 70-8277 (Holding Co. Act Rel. No. 26349, dated
August 3, 1995).  Southern may issue and sell in one or more transactions from time to time through December 31, 1999, up to
25 million additional shares of its authorized common stock (as such number may be adjusted for any subsequent share split).  As of February 29, 1996, none of these authorized shares of common stock had been sold by Southern.
         o        File No. 70-8733 (Holding Co. Act Rel. No. 26468,
dated February 2, 1996).  Southern may guaranty from time to time through December 31, 2000, the securities of one or more EWGs or
FUCOs (collectively, "Exempt Projects") or of certain other
subsidiaries which directly or indirectly hold interests in
Exempt Projects in an aggregate amount at any one time
--------
1  See Holding Co. Act Rel. No. 26212, dated December 30,
1994.


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                                      - 3 -

outstanding not to exceed $1.2 billion (hereafter referred to as the "Guaranties").
         o   File No. 70-8435 (Holding Co. Act Rel. No. 26347, dated
August 2, 1995).   Southern may issue and sell in one or more
transactions from time to time through December 31, 1999, additional shares of its authorized common stock pursuant to Southern's dividend reinvestment, employee savings and stock ownership plans (collectively, the "Plans"). The authorization under this order covers the remainder of 37 million shares of common stock (as such number may be adjusted for any subsequent share split) that Southern was previously authorized to sell pursuant to the Plans. At February 29, 1996, there were about
20.5 million shares of common stock remaining unsold under the Plans.
         o   File No. 70-8789 (Holding Co. Act Rel. No. 26489, dated
March 13, 1996). Southern may issue and sell in one or more transactions from time to time through March 31, 2001, notes evidencing short-term and term loan borrowings and/or commercial paper in an aggregate principal amount at any one time outstanding not to exceed $2 billion.
         Under the terms of each of the Financing Orders, Southern may use the proceeds of common stock sales and borrowings to, among other things, finance the acquisition of the securities of or other interest in one or more Exempt Projects (or of certain intermediate subsidiaries organized to facilitate such


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                                      - 4 -

acquisitions2), and may issue Guaranties in respect of the securities of such Exempt Projects (or such intermediate subsidiaries), provided that the sum of the Guaranties at any time outstanding and the net proceeds of common stock sales and borrowings by Southern that may at any time be used by Southern to fund investments in Exempt Projects (or in such intermediate subsidiaries) shall not, when added to Southern's "aggregate investment," as defined in Rule 53(a), in all such entities, exceed 50% of Southern's "consolidated retained earnings." The term "consolidated retained earnings," also defined in Rule 53(a), is the average of consolidated retained earnings for the previous four quarters, as reported on Form 10-K and Form 10-Q. For Southern, "consolidated retained earnings" at December 31, 1995, was approximately $3.365 billion.
         1.2  Description of Exempt Projects Currently Owned by
Southern.
         Since passage of the Energy Policy Act of 1992, which added Sections 32 and 33 to the Act, Southern has invested or committed to invest directly (or indirectly through intermediate subsidiaries) an aggregate of approximately $1.211 billion at February 29, 1996, in Exempt Projects, or about 36% of Southern's "consolidated retained earnings" for the four quarters ended December 31, 1995. Additional funds required to purchase the securities of and/or finance construction costs of the facilities
--------
2 See File No. 70-8733 (Holding Co. Act Rel. No. 26468, dated February 2, 1996).


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                                      - 5 -

owned by these entities have been obtained from lenders on a non-recourse basis; that is, from loans that are secured solely by the assets and revenues of a particular Exempt Project and which are not recourse directly or indirectly to Southern or any associate company (other than another Exempt Project), except to the extent of any currently effective Guaranties, which are included in Southern's "aggregate investment" for purposes of Rule 53(a). Southern's current holdings of Exempt Projects are as follows:
         o South Western Electricity plc ("SWEB") - Southern purchased substantially all of the ordinary share capital of SWEB on October 9, 1995, and acquired all of the remaining shares prior to year end 1995. SWEB, which is a FUCO, serves approximately 1.3 million customers in the southwestern part of England. It was one of the 12 regional electricity companies created in 1990 by the British government as a part of the privatization of the electric utility industry in England and Wales. SWEB is primarily a distribution company, purchasing most of its electricity requirements from third-party generators. Power is delivered to SWEB by The National Grid Company plc, which operates the electric transmission system in England and Wales. At the time it was acquired, SWEB indirectly owned 6.3% of the shares of The National Grid Company plc.3 At February 29,
--------
3 These shares were sold to the public in an underwritten offering in December 1995 and January 1996 for approximately (pound)212 million (or $324 million at the then current exchange rate).


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                                      - 6 -

1996, Southern's "aggregate investment" in SWEB was approximately
$782 million.
         Initially, a portion of the purchase price for the SWEB shares was financed by the sale of non-recourse notes by Southern Investments UK plc, a wholly-owned indirect subsidiary of Southern.4
         In addition to providing Southern with a relatively stable source of income in the future, the SWEB acquisition is particularly attractive to Southern for other reasons. First, Southern believes that it can add value to its investment in SWEB's shares, primarily through implementation of cost savings measures. Under the British regulatory system, the benefits of these cost savings will accrue primarily to Southern, as SWEB's shareholder. Second, SWEB competes as a power marketer in a market in which retail customers with a maximum annual peak demand of 100 kW or more can choose their electricity supplier. The experience that Southern will gain in operating a utility in such a competitive environment is expected to be highly valuable to Southern in connection with its power marketing efforts in the U.S. And third, Southern's purchase of SWEB is the first in a series of anticipated events that will lead to a rationalization,
--------
4 This acquisition indebtedness was subsequently reduced in January and February 1996 to approximately (pound)352.3 million (approximately $539 million at the then current exchange rate) using the proceeds generated from SWEB's sale of its 6.3% interest in The National Grid Company plc. Reference is made to the Current Report on Form 8-K of The Southern Company, dated October 3, 1995 (File No. 1-3526), for additional information on SWEB and the status of Southern's offer to acquire SWEB's shares.


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                                      - 7 -

possibly through further consolidations, of the electricity sector in the U.K., a process that in itself will likely produce attractive returns for investors. By acquiring SWEB, Southern has achieved early entry into that market and therefore is positioned to earn an attractive return on its investment.
         o Hidroelectrica Alicura, S.A. ("Alicura") - Southern indirectly owns a 55% interest in Alicura, a FUCO which, in 1993, acquired from the Argentine government a 30-year concession to a four-unit 1000 MW hydroelectric generating facility located on the Limay River. Southern Electric manages the concession company and oversees the operations and maintenance of the facilities. Alicura sells its power into a highly competitive market either on the basis of negotiated contracts or hourly prices of the national power pool. The experience of operating Alicura has been extremely valuable to Southern in terms of gaining knowledge on the dynamics of a competitive electricity market.
           Southern acquired its interest in Alicura for approximately $188 million. In 1994, Southern Electric arranged a $170 million Eurobond offering by Alicura pursuant to Rule 144A. The net proceeds of that offering were used to pay maturing short-term debt and other existing obligations of Alicura. At February 29, 1996, Southern's "aggregate investment" in Alicura was $196.0 million.
         o   Empresa Electrica del Norte Grande S.A. ("EDELNOR")
Southern indirectly owns a 65% interest in EDELNOR, a FUCO which


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                                                       - 8 -

serves most of Northern Chile. At the time it was acquired, EDELNOR owned and operated 96 MW of generating capacity; it has since completed the first of two new generating facilities, the 160 MW coal-fired Mejillones I plant. Electricity demand in EDELNOR's service territory has been so buoyant that EDELNOR in October 1995 commenced construction of a second 160 MW coal-fired plant at the Mejillones site (Mejillones II). Currently, Southern Electric is arranging a $250 million offering by EDELNOR pursuant to Rule 144A, the net proceeds of which will be used to pay maturing short-term debt incurred to finance construction of the Mejillones I plant and to provide, together with other internally generated cash, funds for construction of the Mejillones II plant.
         EDELNOR also operates the transmission grid for northern Chile, serving a rapidly expanding copper mining industry. Half of EDELNOR's electricity is sold to mining companies under contract, and half is sold to electric distribution companies.
         Southern originally invested $153 million to acquire its 65% stake in EDELNOR. Subsequently, $40.8 million of the original investment was refinanced with non-recourse debt. At February 29, 1996, Southern's "aggregate investment" in EDELNOR was $116.1 million. Southern acquired the EDELNOR shares at an average per share price of $1.0267. The shares not owned by Southern are publicly-held and traded on the Santiago stock exchange. Those shares have traded at an average weekly share price of $1.55 over the past six months.


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                                                       - 9 -

         o Freeport Power Company ("Freeport Power") - In early 1993, Southern indirectly purchased 50% of the common stock of Freeport Power, a privately-held company which provides electric service to about 16,000 customers on the Island of Grand Bahama in the Bahamas. Freeport Power's facilities include five oil and distillate-fired generating plants with a combined installed capacity of about 113 MW, as well as a transmission and distribution network that serves the entire island of Grand Bahama. At February 29, 1996, Southern's "aggregate investment" in Freeport Power was $35.9 million.
         o Power Generation Company of Trinidad and Tobago Ltd. ("PowerGen") - Southern indirectly owns a 39% interest in PowerGen, a joint-venture company formed in 1994 to purchase and operate the existing electrical generation facilities on the island of Trinidad and Tobago. These facilities consist of three gas-fired generating stations having a combined generating capacity of 1,178 MW. The electrical output of these facilities is purchased by the Trinidad and Tobago Electricity Commission ("T&TEC"), the state-owned electric utility which owns and operates the island's transmission and distribution system. T&TEC serves approximately 300,000 customers on the island. Southern Electric's relationship with T&TEC began in the early 1980's, when Southern Electric was engaged to assist T&TEC in improving the efficiency of certain of T&TEC's electric utility operations. Southern acquired its interest in PowerGen in December 1994 for $85.6 million. Subsequently, in August 1995,


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                                                      - 10 -

Southern Electric successfully arranged for the sale of $71 million principal amount of non-recourse bonds, a portion of the proceeds of which was applied to reduce Southern's investment in PowerGen. At February 29, 1996, Southern's "aggregate investment" in the company was $33.9 million.
         o Birchwood Power Partners, L.P. ("Birchwood") - Southern indirectly owns 50% of the general and limited partnership interests in Birchwood, an EWG that is constructing a 220 MW coal-fired cogeneration facility in King George County, Virginia. The Birchwood facility, which is also a QF, is scheduled to be placed into commercial operation on-time and on-budget in November 1996. Southern Electric developed this project, arranged for construction financing, and is constructing the facility under a fixed-price turn-key contract. Southern Electric will also operate the plant under a cost reimbursement/incentive-based operations and maintenance agreement. When complete, all of the electrical output of the Birchwood facility will be sold to Virginia Electric and Power Company under a long-term power purchase agreement, and steam will be sold to a local agricultural user. Funding for construction of the Birchwood facility is being provided on a non-recourse basis by a group of banks and insurance companies. Southern has not actually made any cash investment in Birchwood at this time; its "aggregate investment" in the partnership consists of its guaranty of 50% of the forward equity commitment (about $43.7 million), which will be invested when the plant is


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                                                      - 11 -

completed. Southern sold a 50% general and limited partnership interest in the partnership to a non-associate company in December, 1994, in order to satisfy the limitations under the PURPA regulations on utility ownership of a QF, and realized a profit of approximately $28 million on the sale.
         o Kalaeloa Power Partners, L.P. ("Kalaeloa") - Southern indirectly through its ownership of an EWG holds a 33-1/3% limited partnership interest in Kalaeloa, which owns and operates a 180 MW oil-fired combined-cycle cogeneration plant on the island of Oahu, Hawaii. The plant produces power for sale to Hawaiian Electric Co. under a long-term contract and steam for sale to an adjacent refinery. The facility, which was placed in service in 1990 and 1991, is also certified as a QF. Southern has recovered its original investment in Kalaeloa through partnership distributions, but continues to be obligated under the terms of its guaranty of a $2.5 million contingent equity funding commitment, which is included in "aggregate investment."
         o   Investments in Other Exempt Projects - As of February
29, 1996, Southern had invested an aggregate of $.8 million in several other Exempt Projects which are developing or which
operate (but do not own) other facilities or foreign utility systems; and in Southern Energy Marketing, Inc., a power marketer which has been designated an EWG by the Federal Energy Regulatory
Commission ("FERC").5
--------
5 Southern Electric also structured and arranged for the financing of Southern's purchase through a wholly-owned subsidiary, Mobile Energy Services Company, L.L.C. ("Mobile Energy"), of the integrated energy and recovery complex inside a large pulp, paper and tissue mill in Mobile, Alabama. (See File No. 70-8505, Holding Co. Act Rel. Nos. 26185 and 26339, dated December 13, 1994 and July 13, 1995, respectively). The facility, which includes generating capacity of approximately 110 MW, was acquired by Southern in December 1994 for a purchase price of $350 million, which included assumption of certain existing tax-exempt debt. Southern Electric operates and manages the Mobile Energy facility. In August 1995, Mobile Energy sold approximately $255 million of first mortgage bonds in a registered public offering and refinanced $85 million principal amount of tax-exempt bonds, in each case on a fully non-recourse basis. A portion of the proceeds of the first mortgage bonds ($190 million) was used to repay a bridge loan provided by Southern at the time of the purchase. Reference is made to the Registration Statement on Form S-1 of Mobile Energy (File No. 33-92776) for a fuller description of the project and of the non-recourse financing. Mobile Energy is not an Exempt Project.



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                                                      - 12 -


         1.3 Risk Profile of Southern's Investments in Exempt Projects. Investments in independent power production facilities and foreign utility systems involve a variety of risks that are not necessarily present in the traditional, regulated, electric utility industry. Southern Electric has established comprehensive procedures to identify and address (i.e., limit and/or mitigate) these risks.
         The Project Review Process. Every potential project investment opportunity developed by Southern Electric is subjected to a series of formal reviews to ensure the project's soundness. The process begins with an annual strategic plan which surveys independent power opportunities throughout the world. This survey leads to the identification of projects and countries where Southern Electric intends to pursue project development efforts and results in budgeted levels of expenditure on those projects. Before Southern makes any investment in a


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                                                      - 13 -

foreign country, an analysis of that country is presented to the board of directors of Southern Electric and subsequently to the Finance Committee of Southern's board of directors. The analysis focuses on political and economic stability of a particular country, the government's commitment to private power, the legal and regulatory framework for private investment in electricity facilities, and whether local business practices will support long-term investment of private capital. Both boards must approve foreign countries as acceptable for investment. This careful planning and budgeting process helps to mitigate an important risk of the independent power business: the expenditure of development funds without a realistic expectation of success in terms of both making investments in projects and in obtaining appropriate levels of non-recourse financing on commercially reasonable terms.
         Once development of a project is undertaken, milestones are established to ensure that continuing expenditures on development are producing acceptable results. In addition, project teams are required to identify the major technical, financial, commercial and legal risks associated with their particular project and whether and how those risks have been mitigated. In addition, the members of the project team are responsible for the due diligence investigation of risks that have been identified and must secure the concurrence of an officer of Southern Electric with functional oversight over the relevant subject matter for their conclusion.


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                                                      - 14 -

         Finally, every project is subjected to increasing levels of management review. Depending on the amount of Southern's anticipated financial exposure to a particular project, the proposed investment must be approved successively by the board of directors of Southern Electric, the Finance Committee of Southern's board of directors (which is comprised entirely of outside directors), and finally, by the full board of directors of Southern.
         Significantly, the final project review process is to a large extent replicated by the lenders who agree to provide construction or permanent debt financing on a non-recourse basis, since repayment of that debt will depend solely upon the success of the project. Project debt maturities are often long-term (e.g., 15 or more years), meaning that the lenders' exposure to the risks of a project extends for many years after closing or completion of construction. Typically, project debt documents require the establishment of plant overhaul, debt service and other funded reserves, all of which are designed to preserve the asset and protect the financial performance of the project against interruptions in revenues and other contingencies. Southern Electric's success in arranging appropriate levels of non-recourse financing for its exempt and non-exempt projects in effect serves as a validation of the project review process described above.
         Risk Mitigation of Independent Power Projects.  Southern
Electric carefully evaluates the potential risks of an


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                                                      - 15 -

independent power project or foreign utility system before Southern's funds are committed.
         o Operating risks are typically addressed in a number of ways. Southern Electric has generally limited its project development efforts to technologies with which it has existing competencies in coal, gas, oil, or hydroelectric generation. Due diligence of operating assumptions is carried out by Southern Electric's engineers with experience in the technology being evaluated and by outside technical consultants. The risk of changes in fuel price is often passed through to the purchaser of electricity under the negotiated terms of a long-term power sales agreement. Other operating risks can be covered by equipment warranties and by casualty, business interruption and other forms of insurance. Further, when Southern Electric or an affiliate is responsible for managing the day-to-day operations of the facilities owned by Exempt Projects, its ability to address and correct operating problems is far greater than would be the case if operating control were in the hands of a third party.
         o Construction risks are typically addressed under fixed-price contracts with milestones and performance guarantees (e.g., guaranteed heat rates, availability factors), backed by appropriate levels of liquidated damages. The credit-worthiness and "track record" of the construction contractor is a very important consideration in this regard. In those cases where Southern Electric serves as its own general construction contractor, as is the case in the Birchwood project, it looks to


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                                                      - 16 -

pre-negotiated damage provisions from sub-contractors to protect against cost over-runs and schedule delays.
         o Commercial risks. Many independent power projects rely on the "off-take" commitment of a single power purchaser, usually but not always the local utility company, to eliminate all or most of the risk of variation in revenues. In such cases, Southern Electric makes an assessment of the credit-worthiness of the power purchaser over the life of the project and/or seeks to have a fall-back plan in place in case the off-taker defaults.
         With other projects, particularly in competitive power markets outside the U.S., long-term off-take contracts are generally not available and electricity prices are determined by supply and demand. Southern Electric conducts extensive investigations of the electricity markets in these environments. Further, Southern Electric seeks to ensure that a project will be capable of producing electricity at or below long-run marginal costs in the region, thus providing that the project will be a competitive supplier. Examples are the Alicura hydroelectric project in Argentina and the two new coal-fired Mejillones plants, the first of which was recently completed, to serve the market in northern Chile.
         o Financial risks. Southern Electric addresses the financial risks of its projects in a variety of ways. First and foremost, the permanent debt financing for Southern Electric's projects is, by its express terms, non-recourse to Southern or any associate company (other than other Exempt Projects or


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                                                      - 17 -

intermediate subsidiaries organized to acquire and hold Southern's interests in Exempt Projects), except to the extent that project debt may be expressly guaranteed by Southern. This means that the debt of each project or foreign utility system is secured solely by its assets and revenues, and creditors have no ability to seek repayment upon default from Southern. This method of financing ensures that Southern's exposure to any independent power project is limited to the amount of its equity commitment (which would include the amount of any limited guaranty Southern may agree to provide) and that Southern's domestic public utility subsidiaries (the "Operating Companies") and their customers bear no risk of a project's failure or financial distress.
         As indicated, from time-to-time, Southern may agree to provide limited guarantees (i.e., limited in amount or duration, or both) or other forms of credit support in connection with non-recourse financings, but these financial supports are carefully monitored and treated as a part of Southern's equity commitment for regulatory reporting and internal control purposes.6 To
--------
6 The purposes of such limited guarantees and the inclusion thereof as a part of Southern's committed equity has previously been considered by the Commission. See The Southern Company, et al., Holding Co. Act Rel. No. 26339, dated July 13, 1995
(approving financing and related limited guarantees in connection with Southern Electric's Mobile Energy project, which is not an Exempt Project).


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                                                      - 18 -

date, Southern has never been called upon to fund its obligation under any such guaranty.7
         In addition to the essentially non-recourse nature of project debt financing, project debt is carefully structured to meet, or match, the characteristics of the particular project. For example, when the value of a project depends on a long-term, fixed price, off-take contract (i.e., a power purchase contract), the project debt is typically designed to be of a similar term, with scheduled debt payments usually covered by fixed charges (usually the capacity payment component in the contract). On the other hand, where there is no long-term, fixed source of revenue, the percentage of non-recourse debt financing is typically smaller, so that financial risk is not induced by excessive debt levels. Thus, while projects with long-term off-take contracts, such as the Birchwood project, have debt capitalization levels in the 70% to 80% range, Southern Electric's other projects are leveraged at (or often below) the level of U.S. regulated utilities.
         Another financing risk is the potential variability of
interest rates.  This risk is addressed, in part, by borrowing,
--------
7 At February 29, 1996, Southern's "aggregate investment" in Exempt Projects included approximately $67.5 million of financial guaranties (i.e., guaranties by Southern of the securities of Exempt Projects and certain intermediate subsidiaries), including Southern's guaranty of a subsidiary's $43.7 million forward equity commitment to the Birchwood project (which is expected to be cash funded in November 1996 when the Birchwood facility is placed in commercial operation), and a $17 million guaranty of a promissory note due March 1999 issued by SEI Holdings, Inc., a wholly-owned subsidiary of Southern which now indirectly holds Southern's interests in all Exempt Projects.


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                                                      - 19 -

to the extent possible, on a long-term, fixed-rate basis. After contractual terms for a project have been agreed but before financial closing, Southern Electric is also exposed to interest rate variability. This risk can be mitigated by purchasing financial instruments which provide hedges against interest rate volatility. The use of these instruments is monitored on a daily basis by the senior financial officers of Southern Electric to ensure they are used properly.
         o Foreign currency exchange risk. There are several ways in which Southern Electric has addressed this risk element, depending on the status of the host country. In countries which do not have a history of stability in the management of their exchange policy, part or all of the revenue from a project is payable in or indexed to hard currency (almost invariably U.S. dollars). In addition, Southern Electric has negotiated back-up guarantees or other undertakings by the central government to ensure that the U.S. dollar payments due under an off-take contract are actually made available by the central bank or ministry of finance.
         In some countries, the source of revenues is tied in other ways to the U.S. dollar. For example, the capacity charge element of revenues derived by the Alicura and EDELNOR projects is tied to the cost of new capacity measured in U.S. dollars. In addition, in Chile, part of EDELNOR's revenues is expressed in a unit of account (i.e., a notional monetary unit) which adjusts


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                                                      - 20 -

for any inflation of the Chilean peso, thereby protecting EDELNOR against depreciation of the currency.8
         In other cases (SWEB, for example), the non-recourse project debt is borrowed in the same currency as the project's revenues, thereby ensuring a match between debt service obligations and operating income. In addition, in more developed countries, long-term currency swaps are available to provide further hedging for the equity component of the investment.
         o Legal risks.         Legal risks are addressed by careful
review of any investment by legal counsel, including local and international counsel where foreign projects are concerned.  Such legal reviews address regulatory and permitting risks, environmental risks, the adequacy and enforceability of guarantees or other contractual undertakings of third parties, the status of title to utility property, and the obligations inherent in the financing arrangements.
         In addition to the specific risks mentioned above, investing outside the U.S. can entail country-specific risks related to political or economic performance. As indicated above, Southern Electric evaluates country risk at the outset of any project development effort and attempts to mitigate this risk through a number of measures. Most important, the country review
--------
8 Specifically, the equivalent of approximately $1.2 million per year of EDELNOR's revenues are paid (or expressed as) a "unit of account." A "unit of account" essentially adjusts payment obligations under a contract to reflect changes in the price level due to inflation. In effect, the revenues under such a contract have a built-in "cost-of-living" adjustment.


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                                                      - 21 -

process described above ensures that the political and economic stability of any country has been reviewed at several decisional levels up to and including Southern's board of directors before any investment occurs. In addition to a general review, the country analysis focuses specifically on the country's electric sector and on the government's support for private ownership in that sector.
         Also at the outset of development work in a foreign country, Southern Electric seeks local partners who are experienced in doing business in the host country.9 Local partners are a very important element in mitigating the risk of future expropriation or unfair regulatory treatment. An additional mitigating factor is the participation of official or multilateral agencies in a project.10 When funds for the project are supplied by government-sponsored export credit agencies or other governments or institutions, such as the World Bank through
--------
9 For example, in connection with the Alicura project investment, Southern teamed with Bemberg Investments S.A., a diversified Argentinean industrial group with interests in electric distribution, and the governments of two of Chile's provinces. Southern's partner in the PowerGen project is T&TEC, the state-owned utility company and the purchaser of PowerGen's output. The 50% interest in Freeport Power not held by Southern is owned by International Diversified Utilities, a Bahamian company with other interests in the Freeport area. 10 As examples, the International Finance Corporation (a unit of the World Bank) served as financial advisor to the government of Trinidad and Tobago in connection with the PowerGen project; a Spanish export credit agency provided the non-recourse debt to EDELNOR; and Southern Electric is currently working with various export credit agencies, including the U.S. Export-Import Bank, to secure financial backing for a "green field" power project in Indonesia.

its International Finance Corporation affiliate, the host country has strong incentives not to take actions which would harm a project's viability. In addition, political risk can often be addressed through political risk insurance obtained from the Overseas Private Investment Corporation ("OPIC"), a U.S. agency, or the Multilateral Investment Guaranty Agency ("MIGA"), a World Bank affiliate, or in the commercial insurance market.11
         Portfolio Diversification.     Apart from the detailed and
comprehensive approach to the specific risks described above, Southern Electric's fundamental view is that the best long-term approach to managing the risk of investing in the independent power business is through diversifying both the type and the location of projects. In this regard, Southern Electric recognizes that the risk inherent in any investment cannot be eliminated entirely, even by the most careful approach to project development. Consequently, Southern Electric is committed to diversifying its investments across countries and regions of the
--------
11 Political risk insurance is available to insure the project debt or the return of an investor's equity. One can also insure against outright expropriation, acts of civil violence, or even "creeping" nationalization brought about by punitive regulation. As examples of political risk insurance, Southern Electric has negotiated an Indonesian government "support letter" backing the obligation of the national utility, which will be the wholesale power purchaser from a project currently under development in Indonesia; a similar "implementation agreement" with the government of Trinidad and Tobago which backs the obligation of T&TEC under the power purchase agreement; and, in connection with another project which is under development in Pakistan, a "facilitation agreement" with the government of Pakistan guaranteeing the power purchaser's obligations, as well as the convertibility of project revenues to U.S. dollars and repatriation of income.

world. Southern Electric's strategy has been to invest in North America (outside the core regulated business of Southern), Latin America (including the Caribbean), Europe and Asia. Substantial investments have been made in the first three regions, and extensive development efforts are underway in Asia.
         Regional diversification is important since economic and political instability, when they have occurred historically, have tended to involve multiple countries in a region. Accordingly, Southern's board of directors may set limits on investment in specific countries which vary according to an assessment of the country's stability.
         Another element of Southern Electric's diversification policy is to achieve a balance between so-called "green-field" projects and acquisitions of existing facilities and power systems. Green-field projects are those that involve completely new development and construction of electric facilities, principally generating stations. Green-field projects involve a higher degree of risk since they entail a lengthy process of development and construction. Funds are expended during the early years of such projects; return on investment is not earned until the project is in operation. Nevertheless, while these projects have higher levels of risk and deferred returns, they are important to Southern Electric because they generally produce higher rates of return on investment than investments in existing assets and they lay the foundation for continued earnings growth for Southern after the turn of the century.

         To balance these green-field project development efforts, Southern has also purchased assets that are already in operation, either from existing private owners (e.g., SWEB; Freeport Power) or through privatizations (e.g., Alicura, EDELNOR, PowerGen). These acquisitions reduce the risk of Southern's overall business by producing near-term earnings without significant development or construction risk.
         The result of this balanced portfolio strategy is that Southern is not dependent on any single country, regulatory environment, or type of asset for its earnings from independent power projects and foreign utility investments. In addition, while Southern Electric has successfully developed significant investments in projects which are expected to produce long-term results, it has also ensured that Southern's portfolio of projects will add cash flow and earnings for Southern shareholders in the immediate future, thereby supporting share value and dividend growth.
         1.4 Potential Investments in Additional Exempt Projects. Southern Electric is currently investigating, alone and in conjunction with others, investment opportunities in several additional domestic and foreign power projects and existing foreign utility systems. Most of these ventures are expected to qualify as either EWGs or FUCOs. In particular, several foreign countries, such as Hungary and Jamaica, are now privatizing state-owned utility systems. Other countries, such as Korea,

Taiwan and Indonesia, are promoting private investment to construct, own and operate generating plants.
                  Southern is committed to making additional, substantial, investments in Exempt Projects, primarily for the following reasons:
                  There has been since 1988, and is projected for at least the next ten years to be, little or no need for Southern to make any significant new equity investment in any of the Operating Companies. Thus, acquisitions of Exempt Projects present Southern with the opportunity to continue to grow through reinvestment of retained earnings in an industry sector that Southern has decades of experience in, while at the same time diversifying overall asset risk.
         Second, Southern Electric has purposely pursued investments in utility systems in countries, such as England, Argentina and Chile, which have moved much further than the United States towards deregulation and full competition in both wholesale and retail electricity markets. Southern believes that the creation and maintenance of value for its shareholders will depend critically on its ability to operate its core business in the southeastern U.S. successfully as that business becomes subject to increasing competition. Southern Electric's experience in markets that are already largely deregulated and its investment in power marketing in the U.S. will be critical to the long-term success in the core business. Moreover, the lessons learned from these markets provide Southern with insights about the features of market structures that produce efficient and equitable results for consumers and shareholders. These insights will allow Southern to play a role in shaping the evolution of the electric sector in the U.S.
         1.5 Proposed Increase in Financing of Exempt Projects. For the reasons stated above, Southern hereby requests that the Commission exempt Southern from the requirements of Rule 53(a)(1) such that Southern may use the net proceeds of currently and subsequently authorized financing and issue Guaranties in an aggregate amount at any time outstanding which, when added to Southern's direct and indirect "aggregate investment" in all Exempt Projects, would not at any time exceed Southern's "consolidated retained earnings." Based on Southern's "aggregate investment" in all Exempt Projects (approximately $1.211 billion at February 29, 1996) and "consolidated retained earnings" at December 31, 1995 (approximately $3.365 billion), such limitation would allow financing of additional investments in Exempt Projects of approximately $2.154 billion.
         Southern is not herein requesting any authority to issue and sell any additional common stock, notes evidencing borrowings, or Guaranties, or any other modification to any other terms or conditions of the Financing Orders.

Item 2.   Fees, Commissions and Expenses.
         The fees, commissions, and expenses paid or to be paid or incurred in connection with the filing of this Application or

Declaration are estimated not to exceed $75,000, including the Commission's $2,000 filing fee and fees of Southern's counsel, estimated at $70,000.

Item 3.   Applicable Statutory Provisions.
         3.1 General Provisions. The proposal herein is subject to Sections 6(a), 7, 12(b), 32 and 33 of the Act and Rules 45, 53, 54 and 100(a) thereunder. Rule 53 provides that, if each of the conditions of paragraph (a) thereof is met, and none of the conditions of paragraph (b) thereof is applicable, then the Commission may not make certain adverse findings under Sections 7 and 12 of the Act in determining whether to approve a proposal by a registered holding company to issue securities in order to finance an investment in any EWG or to guaranty the securities of any EWG. Giving effect to the proposals contained herein, Southern will satisfy all of the conditions of Rule 53(a) except for clause (1) thereof, since Southern is proposing herein that Southern's "aggregate investment" may exceed 50% of Southern's "consolidated retained earnings." None of the conditions specified in Rule 53(b) is or will be applicable.
         3.2 Analysis of Rule 53(c) Issues. Rule 53(c) states that, in connection with a proposal to issue and sell securities to finance an investment in any EWG, or to guarantee the securities of any EWG, a registered holding company that is unable to satisfy the requirements of paragraph (a) or (b) of Rule 53 must "affirmatively demonstrate" that such proposal:

         (i) will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and (ii) will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect such subsidiary or customers.

Southern addresses each of these requirements as follows:
         1. The use of common stock proceeds, borrowings and Guaranties to make investments in EWGs (as well as in FUCOs) in amounts of up to Southern's "consolidated retained earnings" will not have a "substantial adverse impact" on the financial integrity of the Southern System.

         The lack of any "substantial adverse impact" on Southern's financial integrity as a result of increased levels of investments in Exempt Projects can be demonstrated in several ways, including by analyses of historic trends in Southern's consolidated capitalization ratios and retained earnings, the market view of Southern's securities, and Southern's proven success in obtaining appropriate levels of non-recourse debt financing and third-party equity for its associate Exempt Projects. Consideration of these and other relevant factors supports the conclusion that the issuance of securities by Southern to finance investments in Exempt Projects exceeding the

50% consolidated retained earnings limitation in Rule 53(a)(1) will not have any "substantial adverse impact" on the financial integrity of the Southern System.

         o Aggregate investments in Exempt Projects in amounts up to 100% of Southern's "consolidated retained earnings" would still represent a relatively small commitment of capital for a company the size of Southern, based on various key financial ratios at December 31, 1995. For example, investments in this amount would be equal to only 16.3% of Southern's total capitalization ($20.7 billion), 15.4% of consolidated net utility plant ($21.8 billion), 11.0% of total consolidated assets ($30.6 billion), and 20.4% of the market value of Southern's outstanding common stock ($16.5 billion).
         o Southern's consolidated retained earnings has grown on average approximately 8.7% per year over each of the previous 5 years. Consolidated retained earnings increased $292 million from 1994 to 1995, a 9% increase.
         o Southern's consolidated capitalization ratios at December 31, 1995 (55% equity, 45% debt) (excluding non-recourse project debt) are well within industry norms and within the limits set by the independent rating agencies for "A" rated companies.

Projected 1996 Capitalization Ratios:
                      (Excluding Non-Recourse Project Debt)
                  Equity   55% (common - 47%; preferred - 8%)
                  Debt     45%
                                    'A' Industry              Benchmark
                                       Average*                 'A'*

Equity                                  52%                      48%
Debt                                    48%                      52%

         *(Source: 'A' Industry average - Regulatory Research Associates, Inc., January 17, 1996 (includes A-, A, A+); Benchmark 'A' - Standard & Poor's, Creditweek, October 27, 1993)

         o There is no indication that Southern's ability to raise common equity has been adversely affected by investments in Exempt Projects. In fact, just the opposite appears to be true, relative to the rest of the industry. Southern has completed two recent public offerings of common stock, in January 1994 and January 1995, both by competitive bids. In each case, the net price per share paid to Southern was greater than the last sales price before the underwriting agreement was executed. Net proceeds of the January 1995 sale ($20.56 per share) compares favorably to the then per share net book value for Southern's common stock ($12.47), resulting in a market-to-book ratio of 165%. The market's assessment of Southern's future growth and earnings also compared favorably to other electric utility issuers in the 1994 - 1995 time frame. This can be shown by comparison of price/earnings and market-to-book ratios, both of which were above the electric utility industry average in that period. These measures indicate investor confidence in Southern's ability to deliver shareholder value.
                    1992         1993        1994        Current
                    ----         ----        ----        -------
P/E Ratio
Southern            12.7         14          13.2        14.8 (as of 12/31/95)
Electric Industry*  14.8         15.1        11.8        12.2 (as of 9/29/95)
Market-to-Book
Ratio:
Southern            168%         184%        160%        188% (as of 12/31/95)
Electric Industry*  160%         161%        133%        147% (as of 9/29/95)

*(Source: Historical - Compustat Electric Utilities Database; Current - Utility Focus, Regulatory Research Associates, Inc., January 1996)

         o In recent years, Southern has been more conservative than the industry as a whole in its dividend payout policy. This can be shown by Southern's dividend payout ratio (percentage of earnings paid out in dividends), which has been significantly below the electric utility industry average. The implication of a conservative payout policy is that Southern's earnings are more than adequate to cover current dividend levels and to support the growth in dividend levels needed to attract common stock investors, while continuing to strengthen the equity base through retained earnings growth.

                                     1992       1993      1994       1995
                                     ----       ----      ----       ----
Payout Ratio (%):
Southern                             72.9       72.4      77.5       73.5
Electric Industry*                   84.3       78.6      81.4       77

*(Source: Historical - Compustat Electric Utilities Database; 1995 - Regulatory Research Associates, Inc., December 1995 (for 12 months ended September 30, 1995))

         o The market's assessment of the overall quality of Southern Electric's portfolio of projects (Exempt Projects and Mobile Energy) is demonstrated by the success that Southern Electric has had in obtaining appropriate levels of non-recourse debt to finance and refinance the operations of these entities, and in selling down portions of its equity investments in such projects. For example, Southern Electric recently arranged a $71 million non-recourse refinancing of a portion of Southern's investment in the Power Generation Company of Trinidad and Tobago, a $35.3 million non-recourse refinancing of a portion of Southern's investment in the EDELNOR project, and a sale to a third party of a 50% interest in the Birchwood project at a $28 million profit.12 At December 31, 1995, non-recourse debt for all Exempt Projects (including debt of intermediate subsidiaries) totalled $1,685 million, or approximately 53.4% of capitalization of those entities.13 Included as Exhibit H hereto is a table showing the breakdown in Exempt Project non-recourse debt.
         o As previously described, Southern's portfolio of Exempt Projects is well diversified, by country, project type, and stage of development (i.e., most are in operation or nearing completion).
         o        Revenues and income from Exempt Projects have made a
modest but important contribution to Southern's consolidated revenues and consolidated earnings.14
         o Prior to making its first investment in a foreign Exempt Project in mid-1993, Southern Electric projected that, for a number of years, returns on equity for the project portfolio would be below that earned by Southern on its domestic public utility operations. Southern Electric also projected that the project portfolio would provide a negative contribution to
--------
12 As indicated above, fn. 5, Southern Electric also recently completed a public offering by Mobile Energy of approximately $255 million of first mortgage bonds and $85 million of tax-exempt bonds. 13 Debt capitalization of Southern Electric's project portfolio as a whole (i.e., including the Mobile Energy project, which is not an Exempt Project) is about 57.3%. 14 Filed herewith as Financeial Statements, pursuant to Rule 104, is a table showing the breakdown in revenues and earnings of each of the Exempt Projects (as well as of Mobile Energy, which is not an Exempt Project) for the 12 months ended December 31, 1994 and December 31, 1995.

earnings per share in the early years, because initial project investments would not contribute sufficient earnings relative to the shares of common stock issued by Southern to finance such investments and related development expenses. At the same time, due to the higher growth in the independent/foreign power industry as a whole, Southern Electric projected that the project portfolio would make a positive contribution to earnings after the turn of the century. Southern Electric now projects that the project portfolio will earn a return on Southern's associated investment of approximately ["P"]% in 1996, which is somewhat higher than previously forecast.
         The project portfolio's performance is reviewed annually by comparing the estimated value of Southern's total project investments (which is audited by Arthur Andersen) to the amount of equity Southern has invested in those projects plus a return thereon at a rate equal to Southern's cost of equity capital. These amounts are currently approximately equal.
         o None of the conditions described in paragraph (b) of Rule 53 is applicable. Specifically, (a) there has been no bankruptcy of a Southern associate company, (b) Southern's consolidated retained earnings, as previously indicated, has increased in recent years, and (c) Southern has never reported an "operating loss" attributable to its Exempt Projects. Further, with the completion of the purchase of the capital shares of SWEB, and with the Birchwood project scheduled to go into commercial operation in November 1996 and EDELNOR's Mejillones I

Plant in December 1995, it is reasonable to expect a positive impact on the "operating income" of Southern's Exempt Projects as a group. Finally, no associate Exempt Project has ever defaulted under the terms of any financing document.

         2. The proposed increased use of financing proceeds to invest in Exempt Projects will not have an "adverse impact" on any utility subsidiary of Southern, or its customers, or on the ability of the four State commissions to protect such customers.

         The conclusion that the Operating Companies and their customers will not be adversely impacted by increased levels of investment by Southern in Exempt Projects is well supported by analyses of the Operating Companies' financial integrity (including ability of the Operating Companies to issue senior securities), lack of current and anticipated need for any significant amount of equity capital from Southern, continuing compliance with other applicable requirements of Rule 53(a), and the proven effectiveness of State commission oversight.
         o          All of Southern's investments in EWGs (as well as in
FUCOs) are segregated from the Operating Companies.  No Operating
Company has extended credit or sold or pledged its assets
directly or indirectly to any Exempt Project,15 and the
--------
15 It should be noted that Section 33(f), with a minor exception, prohibits State regulated public utilities from financing investments in FUCOs, and
Section 33(g) prohibits outright any pledge or encumbrance of utility assets by a State regulated public utility for the benefit of any associate FUCO.

indebtedness of the Exempt Projects is not otherwise recourse to any Operating Company. Southern represents that it will not seek recovery through higher rates to the Operating Companies' utility customers in order to compensate Southern for any possible losses that it may sustain on investments in Exempt Projects or for any inadequate returns on such investments.
         o Debt (including short-term debt) ratios of the Operating Companies are generally below (i.e., better than) industry averages for 'A'-rated electric utilities. The current industry average for 'A'-rated electric utilities is 48%.*

Debt as % of       1991  1992  1993  1994  1995
------------       ----  ----  ----  ----  ----
Capitalization
--------------

Alabama             47%   46%   45%   46%   48%

Georgia             52%   51%   49%   47%   43%

Gulf                52%   48%   45%   45%   45%

Mississippi         51%   44%   44%   44%   44%

Savannah            40%   40%   46%   45%   44%


*(Source: 'A' industry average-Calculated using Regulatory Research Associates, Inc., January 17, 1996) Debt levels of the Operating Companies are projected to steadily decline, moving to the 40-45% range by the year 2000. The reduction in debt levels is attributable largely to projected growth in retained earnings.
         o Additional investments in Exempt Projects will not have any negative impact on the Operating Companies' ability to fund operations and growth since the Operating Companies are not "competing" for Southern's capital. Over the past 5 years, the

Operating Companies have funded substantially all of their construction expenditures from internal sources of cash and from sales of senior securities and other borrowings. The last significant equity infusion by Southern in the Operating Companies was made in 1988 (approximately $280 million).16 Current projections indicate that Southern will not have to make any significant equity investment in any Operating Company for at least the next 10 years.

                Operating Companies - Construction Expenditures:
Actual and projected expenditures, net of AFUDC ($million)*:
 1991     1992      1993       1994        1995       1996        1997
 ----     ----      ----       ----        ----       ----        ----
 1110     1096      1432       1524        1396       1116        1045
*(Source: Historical - Southern Company Financial & Statistical Review
 1984-1994; Projections - Internal)

Percent internally generated:
 1991      1992       1993        1994       1995
 ----      ----       ----        ----       ----
 107%      119%       106%        88%        108%
Southern currently estimates that for 1996 and 1997 the percentage of construction funded from internal sources will range from 100% to 130%.
         o The Operating Companies' ability to issue first mortgage bonds and preferred stock in the future depends upon earnings
--------
16 Southern contributed $25 million to Mississippi Power Company in 1994 and $30 million in 1993. There have been no other capital contributions to any Operating Company since 1988.

coverages at the time such securities are issued; that is, the Operating Companies must comply with certain coverage requirements designated in their respective mortgage bond indentures and corporate charters. Currently, the Operating Companies anticipate having more than adequate earnings coverages for financing requirements in the foreseeable future.17
         o The senior securities of each of the Operating Companies are currently rated 'A+' by Standard & Poor's and have all experienced upgrades in the last 5 years. The Operating Companies' coverages have generally been within the 'A' and 'AA' ranges set by the major rating agencies in recent years. The Operating Companies continue to show strong financial statistics as measured by the rating agencies (pre-tax interest coverage, debt ratio, funds from operations to debt, funds from operations interest coverage, and net cash flow to capital expenditures).
Bond Rating:  1991        1992        1993         1994        1995(Current)
------------  ----        ----        ----         ----        -------------
Alabama        A           A           A            A+              A+
Georgia        A-          A-          A-           A               A+
Gulf           A           A           A            A               A+
Mississippi    A+          A+          A+           A+*             A+
Savannah       A           A           A            A+              A+
         * (Mississippi Power was upgraded by Moody's to Aa3 from A1 in 1994).

--------
17 Indenture earnings coverages for the Operating Companies have recently ranged from about 4.92x to 6.69x, and charter earnings coverages have ranged from about 2.5x to 3.17x, in each case well above the required coverages of 2x and 1.5x, respectively.

         o Southern has complied and will continue to comply with the requirements of Rule 53(a)(2) regarding preparation and making available of books and records and financial reports regarding Exempt Projects.
         o Southern has complied and will continue to comply with the requirements of Rule 53(a)(3) regarding limitation on use of
Operating Company employees in connection with providing services to Exempt Projects.  Increased levels of investment in Exempt
Projects are not expected to have any impact on utilization of
Operating Company employees.18   The Operating Companies have not
and will not increase staffing levels or acquire other resources to support the operations of Exempt Projects.  In this regard, the vast majority of the operational employees of the Exempt Projects are hired or contracted locally.  This is true even where Southern
Electric is the operator.  Project development, management, and home office support functions for the Exempt Projects are largely performed by Southern Electric, which has approximately 411 full time employees, and by outside consultants (e.g., engineers, investment advisors, accountants and attorneys) engaged by Southern
Electric.  Accordingly, Southern Electric's need for the support of personnel provided by the Operating Companies has been and is projected to remain relatively modest.
--------
18 On average, since January, 1993, no more than 1/2 of 1% of the employees of the Operating Companies and Southern Company Services have been used at any one time to render services directly or indirectly to Exempt Projects.

         o There is no evidence that the four State commissions have been or will be unable to protect utility customers. The State commissions have not raised objections to Southern's investments in Exempt Projects.19 Southern, through Operating Company contacts, has consulted frequently with State commission staffs in regard to its financing and acquisition proposals. Certain State commission staffs (and FERC staff) have participated with the SEC audit teams in connection with audits of Southern Electric and Freeport Power, and it is assumed that some or all will so participate in future audits. Audits by the SEC have not raised "significant" questions.

Item 4.  Regulatory Approval.
         The issuance and sale of securities by Southern and the use of the proceeds thereof to acquire or guaranty the securities of any Exempt Project are not subject to the jurisdiction of any State commission or of any federal commission other than this Commission. Southern has complied with the requirements of Rule 53(a)(4) by submitting a copy of this Application or Declaration to the public utility commissions in Georgia, Alabama, Mississippi and Florida.

Item 5.  Procedure.
         For the reasons stated above, Southern hereby requests that the Commission exempt Southern from the requirements of Rule
--------
19 Section 33(c)(2) provides that the State commissions may make recommendations to the SEC regarding a registered holding company's relationship to FUCOs, and that the SEC shall "reasonably and fully consider" such recommendations.

53(a)(1) such that Southern may use the net proceeds of common stock sales, borrowings and Guaranties under the Financing Orders in an aggregate amount at any time outstanding which, when added to Southern's direct and indirect "aggregate investment" in all Exempt Projects, would not at any time exceed Southern's "consolidated retained earnings." Based on Southern's current "aggregate investment" in all Exempt Projects (approximately $1.211 billion at February 29, 1996) and "consolidated retained earnings" (approximately $3.365 billion at December 31, 1995), such limitation would allow financing of additional investments in Exempt Projects of approximately $2.154 billion.

Item 6.  Exhibits and Financial Statements.
         (a)  Exhibits.

         F         - Opinion of Counsel. (To be filed by
                     Amendment.)

         G         - Form of Federal Register Notice.
                     (Previously filed).

         H         - Non-Recourse Debt of Exempt Projects and
                     certain intermediate subsidiaries at
                     December 31, 1995.

         (b)   Financial Statements.

                           Breakdown of revenues and net income of each of Southern's Exempt Projects for the 12-month periods ended December 31, 1994 and December 31, 1995. (Filed separately pursuant to Rule 103). "P" (17 CFR ss.232.101(c)(1)(i)).

Item 7.  Information as to Environmental Effects.
         (a) In light of the nature of the proposed transactions, as described in Item 1 hereof, the Commission's action in this matter

                                                        - 42 -
will not constitute any major federal action significantly affecting the quality of the human environment.
         (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.
                                    SIGNATURE
         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  March 19, 1995    THE SOUTHERN COMPANY




                          By: /s/Tommy Chisholm
                             Tommy Chisholm, Secretary